SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November 14, 2016

2Q16 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2016 (2Q16), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 2Q16 consolidated results and comparisons refer to the first quarter of 2016 (1Q16) and the second quarter of 2015 (2Q15), unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.2092 on June 30, 2016 and R$3.5583 on March 31, 2016.

Highlights	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15

Steel Sales (thousand t)	1,261	1,246	1,253	1%	-1%
- Domestic Market	60%	52%	53%	1%	-7%
- Overseas Subsidiaries	36%	42%	40%	-2%	4%
- Exports	4%	6%	7%	0%	3%

Iron Ore Sales (thousand t)1	5,987	8,295	9,267	12%	55%
- Domestic Market	1%	13%	7%	-5%	6%
- Exports	99%	87%	93%	5%	-6%

Consolidated Results (R$ Million)
Net Revenue	3,687	3,844	4,349	13%	18%
COGS	-2,847	-2,918	-3,427	17%	20%
Gross Profit	840	926	922	-0.4%	10%
SG&A Expenses	-421	-611	-498	-18%	18%
Adjusted EBITDA	801	733	855	17%	7%

Adjusted Net Debt	20,769	26,654	25,873	-3%	25%
Adjusted Cash Position	11,102	6,472	5,678	-12%	-49%
Net Debt / Adjusted EBITDA	5,6x	8,7x	8,3x	-0,4x	2,7x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

² Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% interest in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³ Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 32.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

Closing Market Indicators on June 30, 2016
BM&FBovespa (CSNA3): R$7.82/share	Market Cap: R$10.850 billion (US$4.429 billion)
NYSE (SID): US$2.45/ADR (1 ADR = 1 share)
Total no. of shares = 1,387,524,047

For further information, please visit our corporate website: www.csn.com.br/ri

2Q16

RESULTS

CSN’s Consolidated Results

•         Net revenue totaled R$4,349 million in 2Q16, 13% up on 1Q16 and 18% more than in the same period last year. In relation to the previous quarter, the upturn was primarily due to increased sales volume in the mining segment and higher steel prices. Concerning 2Q15, the improvement was also due to the increase in mining sales volume.

•         COGS amounted to R$3,427 million, 17% up on the previous three months and 20% more than in 2Q15, chiefly due to higher iron ore output and increased costs as a result of the blast furnace #3 stoppage.

•         Second-quarter gross profit came to R$922 million, in line with 1Q16, with a gross margin of 21%, 3p.p. down on the first quarter. In relation to 2Q15, gross profit climbed by 10% and the gross margin narrowed by 2p.p., from 23% to 21%.

•         Selling, general and administrative expenses totaled R$498 million, 18% less than in 1Q16, but 18% higher year-on-year. These variations were largely due to distribution costs, which were 11% lower than in 1Q16, but 32% more than in the same quarter last year.

•         Other operating income (expenses) was a net expense of R$171 million in 2Q16, 35% up on the quarter before, due to the payment of provisioned taxes, and 23% down on 2Q15.

•         Working capital came to R$2,359 million, R$718 million less than in 1Q16, while the financial cycle closed the second quarter at 77 days, 24 days less than in the previous quarter.

•         Adjusted net debt fell by 3% over 2Q16, totaling R$25,873 million, while leverage ended the quarter at 8.3x, versus 8.7x in the previous three months.

•         The proportional net financial result was negative by R$228 million in 2Q16, due to: i) financial expenses (excluding the exchange variation) of R$856 million; ii) the positive exchange variation result of R$478 million; and iii) financial revenue of R$150 million.

Financial Result (R$ million)	2Q15	1Q16	2Q16
Financial Result - IFRS	(772)	(943)	(204)
(+) Financial Result of Joint-Venture	(114)	(25)	(24)
(+) Namisa	(92)	-	-
(+) MRS	(22)	(25)	(24)
(=) Proporcional Financial Result[1]	(886)	(968)	(228)
Financial Revenues	58	251	150
Financial Expenses	(944)	(1,219)	(378)
Financial Expenses (ex-exchange rates variation)	(830)	(890)	(856)
Result with Exchange Rate Variation	(114)	(330)	478
Monetary and Exchange Rate Variation	82	949	1,220
Hedge Accounting	(82)	(566)	(595)
Notional Amount of Derivatives Contracted	(114)	(713)	(146)

¹ The proportional financial result considered stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of

100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

For further information, please visit our corporate website: www.csn.com.br/ri
2

2Q16

RESULTS

•         CSN’s equity result was a positive R$18 million in 2Q16, versus a positive R$45 million in 1Q16 and a negative R$44 million in 2Q15, chiefly due to MRS’s equity result, which fell from R$61 million, in 1Q16, to R$32 million, as shown below:

Share of profits (losses) of investees (R$ million)	2Q15	1Q16	2Q16
Namisa	(49)	-	-
MRS Logística	24	61	32
CBSI	-	1	-
TLSA	(7)	(7)	(4)
Arvedi Metalfer BR	(3)	-	-
Eliminations	(9)	(11)	(10)
Share of profits (losses) of investees	(44)	45	18

•         CSN recorded a second-quarter net loss of R$43 million, versus net losses of R$831 million and R$615 million in 1Q16 and 2Q15, respectively. The improvement was primarily due to the recovery of the financial result, which was negative by R$204 million in 2Q16, versus R$943 million negative in 1Q16 and R$772 million negative in 2Q15.

Adjusted EBITDA (R$ million)	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15
Profit (loss) for the Period	(615)	(831)	(43)	(95%)	(93%)
Depreciation	279	310	304	(2%)	9%
Income Tax and Social Contribution	(5)	122	110	(10%)	-
Finance Income	772	943	204	(78%)	(74%)

EBITDA (ICVM 527)	431	544	576	6%	34%

Other Operating Income (Expenses)	223	127	171	35%	(23%)
Share of Profit (Loss) of Investees	44	(45)	(18)	(59%)	-
Proportionate EBITDA of Joint Ventures	104	107	126	18%	22%

Adjusted EBITDA[1]	801	733	855	17%	7%

¹ The Company discloses adjusted EBITDA excluding interests in investments and other operating revenue (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$855 million in 2Q16, 17% up on the quarter before and 7% more than in 2Q15, accompanied by an adjusted EBITDA margin of 18.7%, 0.6p.p. higher than in 1Q16, but 1.5p.p. down on 2Q15.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Income, which considers stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

For further information, please visit our corporate website: www.csn.com.br/ri
3

2Q16

RESULTS

Debt

The adjusted amounts of EBITDA, Debt and Cash included the stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015, as well as financial investments used as collateral for exchange operations on the BM&FBovespa. On June 30, 2016, consolidated net debt totaled R$25,873 million, while the net debt/EBITDA ratio stood at 8.28x, based on LTM adjusted EBITDA.

Indebtedness (R$ million) and Net Debt/Adjusted EBITDA (x)

Foreign Exchange Exposure

In 2Q16, CSN began reviewing its FX hedge strategy, which led the company to completely unwind it FX derivatives position. As a result, the FX exposure of our consolidated balance sheet on June 30, 2016 was US$1,791 million, as shown in the table below. It is important to mention that the net FX exposure includes a liability totaling US$1.0 billion in the Loans and Financing line related to the Perpetual Bonds, which, due to its nature, will not require disbursements for the settlement of the principal amount in the foreseeable future. The company’s hedge strategy began to focus on preserving its cash flow, replacing the exposure generated by the settlement of the derivatives for new Hedge Accounting designations, capturing the existing natural relations, as well as possibly using other financial instruments to protect CSN's future cash flow.

The hedge accounting adopted by CSN correlates the projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked in shareholders’ equity, flowing through P&L when revenues in USD from exports occur.

For further information, please visit our corporate website: www.csn.com.br/ri
4

2Q16

RESULTS

Foreign Exchange Exposure	IFRS
(US$ Million)	03/31/2016	06/30/2016
Cash and cash equivalents overseas	1,288	802
Accounts receivables	321	317
Total assets	1,610	1,119
Borrowings and financing	(4,466)	(4,437)
Accounts Payable	(7)	(6)
Other liabilities	(6)	(7)
Total liabilities	(4,479)	(4,450)

Foreign exchange exposure	(2,870)	(3,332)
Notional amount of derivatives contracted, net	1,435	-
Cash flow hedge accounting	1,549	1,541
Net foreign exchange exposure	115	(1,791)
Bond Perpértuo	1,000	1,000
Exposição Cambial Líquida ex. Bond Perpétuo	1,115	(791)

Capex

CSN invested R$473 million in 2Q16, led by:

•         Investments in the new clinker kiln in Arcos-MG, which will  starts its operation in the 2H16, allowing  the cement segment to generate competitive margins and scale gains in the Southeast region due to self-sufficiency in clinker production;

•         Projects designed to improve the operational and environmental performance of the Presidente Vargas Plant.

Of total investments, R$17 million went to spare parts and R$180 million to current investments.

Investment (R$ million)	2Q15	1Q16	2Q16
Steel	159	119	136
Mining	296	62	61
Cement	92	139	261
Logistics	13	10	13
Others	4	0	3
Total Investment IFRS	564	330	473

Working Capital

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits (Note 5 of the financial statements);

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed. (Note 6 of the financial statements);

•         Recoverable Taxes: Composed only of Income (IRPJ) and Social Contribution (CSLL) Taxes included in Recoverable Taxes (Note 7 of the financial statements);

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments (Note 13 of the financial statements);

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities (Note 13 of the financial statements);

•         Suppliers: Includes Forfaiting and Drawee Risk (Note 11 of the financial statements).

For further information, please visit our corporate website: www.csn.com.br/ri
5

2Q16

RESULTS

As a result, working capital applied to the Company’s business totaled R$2,359 million in 2Q16, R$718 million less than in 1Q16, chiefly due to the R$626 million reduction in inventories and the R$154 million reduction in suppliers. On a same comparison basis, the average receivable period fell by 5 days, while payment periods and inventory turnover fell by 8 and 27 days, respectively.

Working Capital (R$ million)	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15

Assets	5,698	5,664	4,804	(860)	(894)

Accounts Receivable	1,936	1,746	1,622	(125)	(314)
Inventories Turnover	3,583	3,621	2,995	(626)	(588)
Advances to Taxes	178	298	186	(112)	8
Liabilities	2,445	2,587	2,444	(143)	(1)

Suppliers	1,807	1,542	1,388	(154)	(419)
Salaries and Social Contribution	322	245	262	17	(60)
Taxes Payable	286	733	743	11	457
Advances from Clients	30	67	51	(16)	21
Working Capital	3,253	3,077	2,359	(718)	(894)

Turnover Ratio (days)	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15

Receivables	38	36	31	(5)	(7)
Supplier Payment	54	48	40	(8)	(14)
Investory Turnover	110	113	86	(27)	(24)
Cash Conversion Cycle	94	101	77	(24)	(17)

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy, The main assets and/or companies comprising each segment are presented below:

¹ Namisa’s former assets.

² As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI, For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented, For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

³ In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

For further information, please visit our corporate website: www.csn.com.br/ri
6

2Q16

RESULTS

Net revenue per Segment – 2Q16 (R$ million)

Adjusted EBITDA by Segment – 2Q16 (R$ million)

Results 2Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,878	1,180[1]	45	337	109	66	(266)	4,349
Domestic Market	1,607	77	45	337	109	66	(451)	1,790
Foreign Market	1,271	1,103	-	-	-	-	185	2,559
Cost of Goods Sold	(2,459)	(907)[1]	(34)	(227)	(102)	(48)	350	(3,427)
Gross Profit	419	273	11	111	7	18	84	922
Selling, General and Administrative Expenses	(214)	(13)	(3)	(27)	(17)	(6)	(219)	(498)
Depreciation	164	105	3	56	17	4	(47)	304
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	126	126
Adjusted EBITDA	369	365	11	141	7	16	(55)	855

For further information, please visit our corporate website: www.csn.com.br/ri
7

2Q16

RESULTS

Results 1Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,809	777[1]	50	303	114	68	(279)	3,844
Domestic Market	1,500	151	50	303	114	68	(475)	1,712
Foreign Market	1,309	626	-	-	-	-	196.7	2,132
Cost of Goods Sold	(2,300)	(585)[1]	(36)	(214)	(101)	(51)	370	(2,918)
Gross Profit	509	192	14	89	13	17	91	926
Selling, General and Administrative Expenses	(255)	(24)	(8)	(24)	(18)	(6)	(276)	(611)
Depreciation	166	114	3	56	13	4	(47)	310
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	107	107
Adjusted EBITDA	420	283	9	121	8	15	(124)	733

¹ See comment in the adjustment to the mining result item.

•         During 2Q16, the mining result was impacted by an accounting elimination adjustment, amounting R$164 million, in the 1Q16 net revenue and COGS accounts, without influence in the mining EBITDA of both quarters. The following mining segment analysis will use the adjusted values. For comparison purposes, the value was adjusted in the 1Q16 and 2Q16 results as shown below:

R$ million	1Q16			2Q16
	Book Value	Var.	Adjusted	Book Value	Var.	Adjusted
Net Revenues	777	164	941	1,180	(164)	1,016
COGS	585	164	749	907	(164)	743
EBITDA	283	-	283	365	-	365
EBITDA Margin	36%	-6p.p.	30%	31%	5p.p.	36%

Steel

According to preliminary figures from the World Steel Association (WSA), global crude steel production totaled 795 million tonnes in the first half, 2% down on the same period last year .

According to the Brazilian Steel Institute – IABr (also preliminary figures), domestic production came to 7.4 million tonnes in 2Q16, in line with the previous three months, giving a first-half total of 14.9 million tonnes, 13% down year-on-year, Domestic production of rolled products stood at 5.1 million tonnes in the second quarter, also in line with 1Q16, and 10.2 million tonnes in the first six months, 14.7% less than in 1H15, Apparent consumption through June totaled 9.0 million tonnes, 23.7% less than in 1H15, with domestic sales of 8.2 million tonnes, down by 15.5%, In the same period, imports dropped by 64.2% to 741,300 tonnes, while exports climbed by 16.6% to 6.7 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), 2Q16 steel purchases and sales by distributors fell by 11.3% and 7.7% over 2Q15 to 1,503,000 and 1,559,000 tonnes, respectively, Inventories closed the quarter at 866,000 tonnes, 1.4% down on the previous month, representing 3.3 months of sales.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1 million units in the first half, 21% down on 1H15, In the same period, new car, light commercial vehicle, truck and bus licensing fell by 25% to 983,000 units, The association estimates a reduction in vehicle sales of up to 19% in 2016 over 2015, to 2.1 million units, while FENABRAVE (the Vehicle Distributors’ Association) expects a 15% reduction in vehicle sales.

For further information, please visit our corporate website: www.csn.com.br/ri
8

2Q16

RESULTS

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo totaled 5,731 units in the 1H16, 42.8% down on the 10,027 units launched in the same period last year.

According to ABRAMAT (the Construction Material Manufacturers’ Association), first-half sales of building materials fell by 14.3% over 1H15, The association also revised its 2016 estimate a decline of 8%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production in the first five months fell by 11% over the same period last year and by 17% in the last 12 months, respectively, reflecting the low level of business and consumer confidence.

Results from CSN’s Steel Operations

The parent company’s slab production totaled 500,000 tonnes in 2Q16, 40% and 55% down on 1Q16 and 2Q15, respectively, while flat rolled steel output came to 668,000 tonnes, 11% and 35% less than in 1Q16 and 2Q15, respectively. These results can be explained chiefly by the blast furnace #3 stoppage, which was inoperable by 22 days.

Flat Steel Production (Parent Company)	2Q15	1Q16	2Q16	Change
(Thousand tonnes)				2Q16	x	1Q16	2Q16	x	2Q15
Total Slabs (UPV + Third Parties)	1,188	835	510	(39%)			(57%)
Crude Steel Production	1,119	835	500	(40%)			(55%)
Third Parties Slabs	69	0	10	-			(85%)
Total Rolled Products	1,032	746	668	(11%)			(35%)

•         Total steel product sales volume came to 1,253,000 tonnes in 2Q16, 7% up on 1Q16, Of this total, 53% went to the domestic market, 40% were sold by our subsidiaries abroad and 7% went to exports.

•         Second-quarter domestic steel sales totaled 669,000 tonnes, 3% up on 1Q16, 626,000 tonnes of which flat steel and 43,000 tonnes long steel.

•         Second-quarter foreign sales amounted to 584,000 tonnes, 2% down on 1Q16. Of this total, the overseas subsidiaries sold 499,000 tonnes, 178,000 of which by LLC, 219,000 by SWT and 103,000 by Lusosider, while direct exports came to 85,000 tonnes.

•         In 2Q16, CSN increased its share of coated products as a percentage of total sales volume, in line with its strategy of adding more value to the product mix. Total sales of coated products such as galvanized items and tin plate accounted for 60% of flat steel sales, versus 58% in the previous quarter. In the foreign market, the share of coated products moved up from 77% to 85% in the same period.

For further information, please visit our corporate website: www.csn.com.br/ri
9

2Q16

RESULTS

•         Net revenue totaled R$2,878 million in 2Q16, 2% up on 1Q16, primarily due to the upturn in sales volume and higher prices in the domestic market. Average net revenue per tonne stood at R$2,224.

•         COGS came to R$2,459 million in 2Q16, 7% more than in the previous three months, as a result of the reduction in fixed production cost dilution.

•         The parent company’s production cost reached R$1,085 million in 2Q16, 19% down on 1Q16, due to the reduction in period output, due to the maintenance of blast furnace #3.

•         Slab production costs came to R$1,273/t, 20% higher than in 1Q16, also due to the stoppage of blast furnace #3. In US dollars, the cost increased by 26%, from US$274/t, in 1Q16, to U$345/t.

•         Adjusted EBITDA amounted to R$369 million in 2Q16, 12% down on the R$420 million recorded in the quarter before, accompanied by a 2p,p, reduction in the adjusted EBITDA margin from 15% to 13%.

Mining

In 2Q16, the seaborne iron ore market was influenced by the recovery in demand for steel in China. Policies to stimulate the economy ensured ample available credit, encouraging a recovery in the real estate market and construction activities; on the tax side, we noticed an increase in investments in infrastructure. In addition, low steel inventories throughout the production chain limited immediate delivery availability and positively pressured prices. In response to encouraged demand and fueled by the higher margins, steelmakers increased output by 9%, the highest quarter-on-quarter increase in more than three years. As a result, iron ore demand grew and the commodity’s price averaged US$55.66/dmt (Platts, Fe62%, N. China) in 2Q16, 15% up on 1Q16.

Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$8.43/t in 2Q16, 48% up on 1Q16. The route was positively impacted by a seasonal increase in transported volume by of capesize vessel and higher fuel prices.

For further information, please visit our corporate website: www.csn.com.br/ri	10

2Q16

RESULTS

Results from CSN’s Mining Operations

•         In 2Q16, iron ore production totaled 8,537,000 tonnes, 17% and 26% up on 1Q16 and 2Q15, respectively.

•         Second-quarter iron ore purchases came to 1,376,000 tonnes, 123% up on the previous quarter and 40% more than in 2Q15, as the Company took advantage of market opportunities.

•         Iron ore sales came to 9,267,000 tonnes in 2Q16, 12% and 26% up on 1Q16 and 2Q15, respectively, thanks to sales volume to third parties. Shipped iron ore volume totaled 9,218,000 tonnes, 32% more than in 1Q16 and 47% up on 2Q15. Around 695,000 tonnes from Congonhas Minérios were sold to CSN’s the Presidente Vargas Plant.

Production Volume and Mining Sales	2Q15	1Q16	2Q16	Variação
(thousand t)	2Q16	x	1Q16	2Q16	x	2Q15
Iron Ore Production¹	6,767	7,326	8,537	17%	26%
Third Parties Purchase	993	617	1,376	123%	39%
Total Production + Purchase	7,760	7,943	9,913	25%	28%

UPV Transfer and Sale[2]	1,380	1,047	695	(34%)	(50%)
Third Parties Sales Volume	5,987	7,248	8,572	18%	43%
Total Sales + Transfer[2]	7,367	8,295	9,267	12%	26%

Shipped Volume	6,266	6,988	9,218	32%	47%

¹ Production and sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the interest in Congonhas in December 2015.

2 As of December 2015, Congonhas Minérios began selling iron ore to the Presidente Vargas Plant.

•           Net revenue from mining operations totaled R$1,016 million in 2Q16, 8% up on 1Q16 and 49% more than in 2Q15 1Q15. The upturns in both periods were due to higher total iron ore sales volume, which came to 9,267 thousand tonnes this quarter.

•           Mining segment COGS came to R$743 million, in line with 1Q16 and 37% up on 2Q15, due to the higher volume of iron ore sold and higher purchases from third parties. In 2Q16, Congonhas Minérios recorded a Chinese delivery cost excluding depreciation of US$28.2/wmt, 10% down on the previous quarter, mainly due to a reduction in the mine’s production costs and in seaborne freight charges.

•          Adjusted EBITDA stood at R$365 million in 2Q16, 29% and 60% up on 1Q16 and 2Q15, respectively, with an adjusted EBITDA margin of 36%, chiefly due to the increase in FOB export prices and reductions in production cost and seaborne freight.

Casa de Pedra Iron Ore Cost Excluding Depreciation

(US$/wmt delivered to China)

For further information, please visit our corporate website: www.csn.com.br/ri
11

2Q16

RESULTS

Logistics

Results from CSN’s Logistics Operations

Railway Logistics: In 2Q16, net revenue came to R$337 million, generating EBITDA of R$141 million and an EBITDA margin of 42%.

Port Logistics: In the second quarter, Sepetiba Tecon handled 32,000 containers, in addition to 197,000 tonnes of steel products and 1,000 tonnes of general cargo. Net revenue totaled R$45 million, generating EBITDA of R$11 million, accompanied by an EBITDA margin of 24%.

Sepetiba TECON Highlights	2Q15	1Q16	2Q16	Change
				2Q16	x	1Q16	2Q16	x	2Q15
Containers Volume (thousand units)	30	39	32	(19%)			4%
Steel Products Volume (thousand t)	221	143	197	38%			(11%)
General Cargo Volume (thousand t)	44	12	1	(95%)			(99%)

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 14.2% year-on-year in 2Q16, in line with the performance of the construction industry.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 28 million tonnes in the first half of 2016, 14% less than in the same period the year before. For 2016 as a whole, SNIC estimates respective annual declines of 12% to 15% in sales and 9% to 11% in apparent consumption.

Results of CSN’s Cement Operations

In 2Q16, cement sales amounted to 594,000 tonnes, 4% up on 1Q16, while net revenue came to R$109 million. EBITDA totaled R$7 million, accompanied by an EBITDA margin of 6%.

Cement Highlights	2Q15	1Q16	2Q16	Change
(thousand t)				2Q16	x	1Q16	2Q16	x	2Q15
Total Production	577	531	606	14%			5%
Total Sales	579	571	594	4%			3%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 231 TWh in 1H16, 1.7% less than in the first six months of 2015. Consumption in the industrial and commercial segments fell by 5.3% and 1.5%, respectively, while residential consumption climbed by 1.2%.

Results from CSN’s Energy Operations

In 2Q16, net revenue from energy operations totaled R$66 million, EBITDA stood at R$16 million and the EBITDA margin came to 25%.

For further information, please visit our corporate website: www.csn.com.br/ri
12

2Q16

RESULTS

Capital Market

CSN’s shares appreciated by 9% in 2Q16, while the Ibovespa increased by 1% in the same period. Daily traded volume on the BM&FBovespa averaged R$88.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 24%, versus the Dow Jones’ 1% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$7.1 million.

2Q16
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	7.82
Closing price (US$/ADR)	2.45
Market Capitalization (R$ million)	10,850
Market Capitalization (US$ million)	3,399
Total return including dividends and interest on equity
CSNA3	9%
SID	24%
Ibovespa	1%
Dow Jones	1%
Volume
Average daily (thousand shares)	9,602
Average daily (R$ Thousand)	88,913
Average daily (thousand ADRs)	2,635
Average daily (US$ Thousand)	7,111
Source: Bloomberg

For further information, please visit our corporate website: www.csn.com.br/ri
13

2Q16

RESULTS

Restatement of the Quarterly Financial Information for the six-month period ended June 30, 2016

The Company voluntarily restated its financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

The restatement did not change the Company’s consolidated results, as well as net equity, and was only a relocation between line items. The adjustments that generated the restatement of the financial statements for the fiscal year ended December 31, 2015, the initial balances for the six-month period ended June 30, 2016, are detailed in those restated financial statements.

The tables below show the impacts in the balances as of December 31, 2015 and June 30, 2016 between line items of our shareholders’ equity:

December 31, 2015
	As presented	Reclassifications	Restated
Issuel capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholders' equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders' equity	8,735,663		8,735,663

June 30, 2016
	As presented	Reclassifications	Restated
Issued Capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Loss for the period	(893,927)		(893,927)
Other comprehensive income	1,828,190	(359,897)	1,468,293
Shareholders' equity attributed to controlling interest	7,579,097		7,579,097
Non-controlling interest	1,090,229		1,090,229
Total shareholders' equity	8,669,326		8,669,326

For further information, please visit our corporate website: www.csn.com.br/ri
14

2Q16

RESULTS

Webcast – Earnings Release	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

November 14, 2016 – Monday

11:00 a.m. – Brasília time/08:00 a.m. – US EST

Phone: +55 (11) 2188-0155 (Brazil)

+1 646 843-6054 (USA)

Conference ID: CSN

Webcast: www.csn.com.br/ir

IR Executive Officer – David Moise Salama Rodrigo Bonsaver (rodrigo.bonsaver@csn.com.br) Lucas Aparecida (lucas.aparecida@csn.com.br)

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectonist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website: www.csn.com.br/ri
16

2Q16

RESULTS

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	2Q15	1Q16	2Q16
Net Revenues	3,687,140	3,843,803	4,349,346
Domestic Market	1,977,518	1,712,078	1,790,236
Foreign Market	1,709,622	2,131,725	2,559,110
Cost of Goods Sold (COGS)	(2,847,095)	(2,917,758)	(3,426,907)
COGS, excluding depreciation	(2,574,062)	(2,613,847)	(3,128,404)
Depreciation allocated to COGS	(273,033)	(303,911)	(298,503)
Gross Profit	840,045	926,045	922,439
Gross Margin (%)	23%	24%	21%
Selling Expenses	(309,014)	(448,147)	(391,930)
General and Administrative Expenses	(106,580)	(156,460)	(100,734)
Depreciation allocated to SG&A	(5,647)	(5,925)	(5,749)
Other operation income (expense), net	(223,016)	(126,560)	(171,181)
Share of profits (losses) of investees	(43,822)	44,979	18,428
Operational Income before Financial Results	151,966	233,932	271,273
Net Financial Results	(771,695)	(943,014)	(204,483)
Income before social contribution and income taxes	(619,729)	(709,082)	66,790
Income Tax and Social Contribution	5,136	(122,210)	(109,505)
Profit/(Loss) for the period	(614,593)	(831,292)	(42,715)

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$)
	2Q15	1Q16	2Q16
Net Revenues	2,870,847	1,977,640	2,191,674
Domestic Market	1,868,525	1,567,201	1,660,652
Foreign Market	1,002,322	410,439	531,022
Cost of Goods Sold (COGS)	(2,267,849)	(1,638,396)	(1,906,666)
COGS, excluding depreciation	(2,053,576)	(1,506,928)	(1,770,966)
Depreciation allocated to COGS	(214,273)	(131,468)	(135,700)
Gross Profit	602,998	339,244	285,008
Gross Margin (%)	21%	17%	13%
Selling Expenses	(146,352)	(166,823)	(135,798)
General and Administrative Expenses	(88,732)	(121,013)	(70,168)
Depreciation allocated to SG&A	(3,954)	(4,057)	(3,997)
Other operation income (expense), net	(196,380)	(99,702)	(85,196)
Share of profits (losses) of investees	(325,073)	(487,079)	(346,657)
Operational Income before Financial Results	(157,493)	(539,430)	(356,808)
Net Financial Results	(555,237)	(267,878)	380,363
Income before social contribution and income taxes	(712,730)	(807,308)	23,555
Income Tax and Social Contribution	98,462	(29,382)	(80,792)
Profit/(Loss) for the period	(614,268)	(836,690)	(57,237)

For further information, please visit our corporate website: www.csn.com.br/ri
17

2Q16

RESULTS

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
Consolidated	Originally presented	Restatement	Originally presented	Restatement
	12/31/2015		06/30/2016
Current assets	16,430,691	16,430,691	11,925,609	11,925,609
Cash and cash equivalents	8,624,651	8,624,651	5,461,966	5,461,966
Trade receivables	1,578,277	1,578,277	1,688,377	1,688,377
Inventories	4,941,314	4,941,314	3,834,048	3,834,048
Other current assets	1,286,449	1,286,449	941,218	941,218
Non-current assets	32,219,283	32,219,283	32,404,128	32,404,128
Long-term receivables	4,890,948	4,890,948	4,708,126	4,708,126
Investments measured at amortized cost	3,998,227	3,998,227	4,400,282	4,400,282
Property, plant and equipment	17,871,599	17,871,599	17,953,537	17,953,537
Intangible assets	5,458,509	5,458,509	5,342,183	5,342,183
Total assets	48,649,974	48,649,974	44,329,737	44,329,737
Current liabilities	5,325,571	5,325,571	4,511,055	4,511,055
Payroll and related taxes	256,840	256,840	261,743	261,743
Suppliers	1,293,008	1,293,008	1,194,942	1,194,942
Taxes payable	700,763	700,763	727,095	727,095
Borrowings and financing	1,874,681	1,874,681	1,337,872	1,337,872
Other payables	1,073,017	1,073,017	865,285	865,285
Provisions	127,262	127,262	124,118	124,118
Non-current liabilities	34,588,740	34,588,740	31,149,356	31,149,356
Borrowings and financing	32,407,834	32,407,834	29,004,967	29,004,967
Deferred Income Tax and Social Contribution	494,851	494,851	478,257	478,257
Other payables	131,284	131,284	137,032	137,032
Provisions	711,472	711,472	690,707	690,707
Other provisions	843,299	843,299	838,393	838,393
Shareholders’ equity	8,735,663	8,735,663	8,669,326	8,669,326
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30	30
Earnings reserves	2,104,804	2,464,701	2,104,804	2,464,701
Profit/Losses	-	-	(893,927)	(893,927)
Other comprehensive income	1,019,913	660,016	1,828,190	1,468,293
Non-controlling interests	1,070,916	1,070,916	1,090,229	1,090,229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,649,974	48,649,974	44,329,737	44,329,737

For further information, please visit our corporate website: www.csn.com.br/ri
18

2Q16

RESULTS

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
Parent Company	Originally presented	Restatement	Originally presented	Restatement
	12/31/2015		06/30/2016
Current assets	8,842,440	8,842,440	7,745,548	7,745,548
Cash and cash equivalents	2,648,798	2,648,798	2,596,560	2,596,560
Trade receivables	2,467,523	2,467,523	2,245,449	2,245,449
Inventories	2,850,744	2,850,744	2,233,580	2,233,580
Other current assets	875,375	875,375	669,959	669,959
Non-current assets	36,763,086	36,763,086	33,654,059	33,654,059
Long-term receivables	4,510,431	4,510,431	4,330,913	4,330,913
Investments measured at amortized cost	23,323,565	23,323,565	20,018,260	20,018,260
Property, plant and equipment	8,866,348	8,866,348	9,245,398	9,245,398
Intangible assets	62,742	62,742	59,488	59,488
Total assets	45,605,526	45,605,526	41,399,607	41,399,607
Current liabilities	4,272,372	4,272,372	3,533,932	3,533,932
Payroll and related taxes	141,496	141,496	142,050	142,050
Suppliers	742,364	742,364	748,094	748,094
Taxes payable	5,814	5,814	57,989	57,989
Borrowings and financing	2,879,073	2,879,073	2,174,927	2,174,927
Other payables	411,699	411,699	325,240	325,240
Provisions	91,926	91,926	85,632	85,632
Non-current liabilities	33,668,407	33,668,407	30,286,578	30,286,578
Borrowings and financing	31,109,017	31,109,017	27,903,434	27,903,434
Other payables	126,450	126,450	88,404	88,404
Provisions	564,372	564,372	544,323	544,323
Other provisions	1,868,568	1,868,568	1,750,417	1,750,417
Shareholders’ equity	7,664,747	7,664,747	7,579,097	7,579,097
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30	30
Earnings reserves	2,104,804	2,464,701	2,104,804	2,464,701
Profit/Losses	-	-	(893,927)	(893,927)
Other comprehensive income	1,019,913	660,016	1,828,190	1,468,293
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,605,526	45,605,526	41,399,607	41,399,607

For further information, please visit our corporate website: www.csn.com.br/ri
19

2Q16

RESULTS

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	1Q16	2Q16
Net cash generated by operating activities (A)	(939,450)	208,504
(Net Losses) / Net income attributable to controlling shareholders	(836,690)	(57,237)
Loss for the period attributable to non-controlling interests	5,398	14,522
Charges on borrowings and financing	734,734	724,161
Depreciation, depletion and amortization	321,944	315,448
Share of profits (losses) of investees	(44,979)	(18,428)
Deferred income tax and social contribution	69,681	74,908
Foreign exchange and monetary variations, net	(379,360)	(979,950)
Result from derivative financial instruments	362	-
Write-off of permanent assets	12,966	14,022
Buyback of debt securities	(146,214)	-
Provisions	26,997	(57,570)
Working Capital	227,990	830,017
Accounts Receivable	(219,640)	107,092
Trade Receivables – Related Parties	(8,407)	(119)
Inventory	443,691	663,574
Judicial Deposits	4,098	20,526
Suppliers	(59,340)	(37,119)
Taxes and Contributions	101,896	175,041
Others	(34,308)	(98,978)
Other payments and receipts	(932,279)	(651,389)
Interest paid/received paid on swap	(932,279)	(651,389)
Cash Flow from Investment Activities (B)	(887,053)	(290,336)
Investments	-	(190,435)
Fixed Assets/Intangible	(329,838)	(467,222)
Derivative transactions	(556,682)	(158,865)
Short-term investment, net of redeemed amount	(533)	526,186
Cash Flow from Financing Companies (C )	(438,466)	(232,973)
Borrowings and financing raised, net of transaction costs	(26,770)	(180)
Amortizations/funding for Fortaiting/Drawee risk	(44,842)	(134,549)
Amortizations	(215,756)	(91,639)
Buyback of debt securities	(151,098)	(6,605)
Foreign Exchange Variation on Cash and Cash Equivalents (D)	(55,143)	23,021
Free Cash Flow (A+B+C+D)	(2,320,112)	(291,784)

For further information, please visit our corporate website: www.csn.com.br/ri
20

2Q16

RESULTS

SALES VOLUME CONSOLIDATED (thousand tonnes)

2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	717	611	626	15	(91)
Slabs	0	-	0	0	(0)
Hot Rolled	267	220	225	5	(42)
Cold Rolled	151	108	117	9	(34)
Galvanized	205	197	203	6	(1)
Tin Plates	94	85	81	(4)	(13)
Long Steel UPV	42	38	43	5	1
DOMESTIC MARKET	758	649	669	20	(90)

2Q15	1Q16	2Q16	2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	299	381	365	(16)	67
Hot Rolled	59	59	29	(30)	(29)
Cold Rolled	44	27	25	(2)	(18)
Galvanized	165	265	259	(6)	94
Tin Plates	31	30	52	22	21
Long Steel (profiles)	204	216	219	3	14
FOREIGN MARKET	503	597	584	(13)	81

2Q15	1Q16	2Q16	2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	1,015	992	991	(1)	(24)
Slabs	0	-	0	0	(0)
Hot Rolled	326	280	254	(26)	(72)
Cold Rolled	195	135	143	8	(52)
Galvanized	370	462	462	0	93
Tin Plates	125	115	133	18	8
Long Steel UPV	42	38	43	5	1
Long Steel (profiles)	204	216	219	3	14
TOTAL MARKET	1,261	1,246	1,253	7	(9)

SALES VOLUME PARENT COMPANY (thousand tonnes)

2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	812	709	696	(13)	(116)
Slabs	0	-	0	0	(0)
Hot Rolled	303	244	239	(5)	(64)
Cold Rolled	175	124	129	5	(47)
Galvanized	237	253	247	(6)	10
Tin Plates	96	89	81	(8)	(15)
Long Steel UPV	41	38	43	5	1
DOMESTIC MARKET	853	747	738	(9)	(115)

2Q15	1Q16	2Q16	2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	250	186	252	66	2
Hot Rolled	143	53	3	(50)	(139)
Cold Rolled	21	-	125	125	103
Galvanized	55	103	55	(48)	0
Tin Plates	31	30	-	(30)	(31)
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	250	186	252	66	2

2Q15	1Q16	2Q16	2Q16	x	1Q16	2Q16	x	2Q15
Flat Steel	1,062	895	948	53	(114)
Slabs	0	-	0	0	(0)
Hot Rolled	446	297	308	11	(138)
Cold Rolled	197	124	132	8	(65)
Galvanized	291	356	371	15	80
Tin Plates	127	119	136	17	9
Long Steel UPV	41	38	43	5	1
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,103	933	990	57	(113)

For further information, please visit our corporate website: www.csn.com.br/ri
21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.